SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                          Three year period ending 2008
                      FORM U-12(I)-B (THREE YEAR STATEMENT)


  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)


         1. Name and business address of person filing statement.

                                 Susan N. Story
                               Gulf Power Company
                                One Energy Place
                               Pensacola, FL 32520

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                                      None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                    Southern Company and all its subsidiaries

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

Executive Vice-President, Engineering and Construction Services, Southern Company Generation and Energy Marketing, SCS-direct activities involved with engineering design, procurement, and construction of new power plants, environmental projects, and retrofit projects on existing plants

Senior Vice-President, Southern Power Company-direct engineering design, procurement and construction of competitive, non-ratebased new power plants

President and Chief Executive Officer, Gulf Power Company

         5. (a) Compensation received during the past three years and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                     Salary or other
                      Compensations
               -------------------------------
Name of          received        to be           Person or company from whom
recipient                      received          received or to be received
                  (a)            (b)

Story,        $2,834,420.28  to be included      Southern Company Services,
Susan N.                    in supplementary     Inc. and Gulf Power Company
                                Statement

            (b) Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

             (a) Total amount of routine expenses charged to client: N/A

             (b) Itemized list of all other expenses: N/A

Date:    January 27, 2006                     (Signed) /s/ Susan N. Story